EXHIBIT 99.1

Tencent Music Entertainment Group Announces Poll Results of the 2022 Annual General Meeting and Class Meetings

SHENZHEN, China, December 30, 2022 /PRNewswire/ – Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that its annual general meeting (the “AGM”), Class A meeting and Class B meeting were held in Hong Kong on December 30, 2022 and all the proposed resolutions set out in the notice of the AGM and notice of each of the Class A meeting and the Class B meeting dated November 22, 2022 were duly passed at the AGM, Class A meeting and Class B meeting.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415